Exhibit 1.1

[Sandler O’Neill & Partners Letterhead]

May 11, 2006

Boards of Directors

Greater Delaware Valley Holdings, a Mutual Company

Greater Delaware Valley Savings Bank

541 Lawrence Road

Broomall, Pennsylvania  19008-3599

Attention:	Mr. Dennis D. Cirucci
President and Chief Executive Officer

Ladies and Gentlemen:

We understand that Greater Delaware Valley Holdings, A Mutual Company (the “MHC”) and Greater Delaware Valley Savings Bank d/b/a Alliance Bank (the “Bank”) have determined to undertake a reorganization pursuant to which a mid-tier holding company (the “Holding Company”) will be created and all of the shares of the Bank currently outstanding will be exchanged for shares of the Holding Company.  Concurrently with the reorganization, the Holding Company intends to offer and sell certain shares of its common stock to the Bank’s eligible account holders in a Subscription Offering, to members of the Bank’s community in a Direct Community Offering and, under certain circumstances, to the general public in a Syndicated Community Offering (collectively, the “Offerings”) pursuant to the terms of a Plan of Stock Issuance to be adopted by the Boards of Directors of the MHC, the Holding Company and the Bank (the “Plan”).  The MHC, the Holding Company and the Bank are sometimes collectively referred to as the “Company.”  Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) is pleased to assist the Company with the Offerings and this letter is to confirm the terms and conditions of our engagement.

MARKETING AGENT SERVICES

Sandler O’Neill will act as exclusive marketing agent for the Company in the Offerings.  We will work with the Company and its management, counsel, accountants and other advisors and anticipate that our services will include the following, each as may be necessary and as the Company may reasonably request:

1.             Consulting as to the securities market implications of any aspect of the Plan;

2.             Reviewing with the Company’s Board of Directors the financial impact of the Offerings on the Company, based upon the independent appraiser’s appraisal of the common stock;

3.             Reviewing all offering documents, including the Prospectus, stock order forms and related offering materials (it being understood that preparation and filing of such documents will be the responsibility of the Company and its counsel);

4.             Assisting in the design and implementation of a marketing strategy for the Offerings;

5.             Assisting the Company’s management in scheduling and preparing for meetings with potential investors and/or other broker-dealers in connection with the Offerings; and

6.             Providing such other general advice and assistance as may be requested to promote the successful completion of the Offerings.

SUBSCRIPTION AND COMMUNITY OFFERING FEES

If the Offerings are consummated, the Company agrees to pay Sandler O’Neill for its services a fee of one percent (1.0%) of the aggregate Actual Purchase Price (defined below) of the shares of common stock sold in the Subscription Offering and in the Direct Community Offering, excluding shares purchased by or on behalf of (i) any employee benefit plan or trust of the Company established for the benefit of its directors, officers and employees, (ii) any charitable foundation established by the Company (or any shares contributed to such a charitable foundation), and (iii) any director, officer or employee of the Company or members of their immediate families.

For purposes of this letter, the term “Actual Purchase Price” shall mean the price at which the shares of the common stock are sold in the Offerings.  If (a) Sandler O’Neill’s engagement hereunder is terminated for any of the reasons provided for under the second paragraph of the section of this letter captioned “Definitive Agreement,” or (b) the Offerings are terminated by the Company, no fees shall be payable by the Company to Sandler O’Neill hereunder; however, the Company shall reimburse Sandler O’Neill for its reasonable out-of-pocket expenses (including legal fees) incurred in connection with its engagement hereunder and for any fees and expenses incurred by Sandler O’Neill on behalf of the Company pursuant to the second paragraph under the section captioned “Costs and Expenses” below.

All fees payable to Sandler O’Neill hereunder shall be payable in cash at the time of the closing of the Offerings, or upon the termination of Sandler O’Neill’s engagement hereunder or termination of the Offerings, as the case may be.  In recognition of the long lead times involved in the stock offering process, the Company agrees to make an advance payment to Sandler O’Neill in the amount of $25,000, payable upon execution of this letter, which shall be credited against any fees or reimbursement of expenses payable hereunder.  In the event that the advance payment exceeds the amount due in payment of fees and reimbursement of expenses hereunder, the excess shall be refunded to the Company.

SYNDICATED COMMUNITY OFFERING

If any shares of the common stock remain available after the expiration of the Subscription Offering and the Direct Community Offering, at the request of the Company and subject to the continued satisfaction of the conditions set forth in the second paragraph under the caption “Definitive Agreement” below, Sandler O’Neill will seek to form a syndicate of registered dealers to assist in the sale of such common stock in a Syndicated Community Offering on a best efforts basis, subject to the terms and conditions to be set forth in a selected dealers agreement.  With respect to any shares of the common stock sold by Sandler O’Neill or any other NASD member firm under any selected dealers agreements in a Syndicated Community Offering, the Company agrees to pay: (a) the sales commission payable to the selected dealer under such agreement and (b) a management fee to Sandler O’Neill of one percent (1.0%) of the aggregate Actual Purchase Price of the shares of common stock sold under such agreement.  Sandler O’Neill will endeavor to limit the aggregate fees to be paid by the Company under any such selected dealers agreements to an amount competitive with gross underwriting discounts charged at such time for underwritings of comparable amounts of stock sold at a comparable price per share in a similar market environment, which shall not exceed 6% of the aggregate Actual Purchase Price of the shares sold under such agreements.  Sandler O’Neill will endeavor to distribute the common stock among dealers in a fashion that best meets the distribution objectives of the Company and the requirements of the Plan, which may result in limiting the allocation of stock to certain selected dealers.  It is understood that in no event shall Sandler O’Neill be obligated to act as a selected dealer or to take or purchase any shares of the common stock in the Offerings.

EXPENSES

In addition to any fees that may be payable to Sandler O’Neill hereunder and the expenses to be borne by the Company pursuant to the following paragraph, the Company agrees to reimburse Sandler O’Neill, upon request made from time to time, for its reasonable out-of-pocket expenses incurred in connection with its engagement hereunder, regardless of whether the Offerings are consummated, including, without limitation, legal fees and expenses, advertising, syndication and travel expenses, up to a maximum of $50,000; provided, however, that Sandler O’Neill shall document such expenses to the reasonable satisfaction of the Company.  The provisions of this paragraph are not intended to apply to or in any way impair the indemnification provisions of this letter.

As is customary, the Company will bear all other expenses incurred in connection with the Offerings, including, without limitation, (i) the cost of obtaining all securities and bank regulatory approvals, including any required NASD filing fees; (ii) the cost of printing and distributing the offering materials; (iii) the costs of blue sky qualification (including fees and expenses of blue sky counsel) of the shares in the various states; (iv) listing fees; and (v) all fees and disbursements of the Company’s counsel, accountants, conversion agent  and other advisors.  In the event Sandler O’Neill incurs any such fees and expenses on behalf of the Company, the Company will reimburse Sandler O’Neill for such fees and expenses whether or not the Offerings are consummated.

DUE DILIGENCE REVIEW

Sandler O’Neill’s obligation to perform the services contemplated by this letter shall be subject to the satisfactory completion of such investigation and inquiries relating to the Company and its directors, officers, agents and employees as Sandler O’Neill and its counsel in their sole discretion may deem appropriate under the circumstances.  In this regard, the Company agrees that, at its expense, it will make available to Sandler O’Neill all information which Sandler O’Neill requests, and will allow Sandler O’Neill the opportunity to discuss with the management of the Company the financial condition, business and operations of the Company.  The Company acknowledges that Sandler O’Neill will rely upon the accuracy and completeness of all information received from the Company and its directors, trustees, officers, employees, agents, independent accountants and counsel.

BLUE SKY MATTERS

The Company agrees that if Sandler O’Neill’s counsel does not serve as counsel with respect to blue sky matters in connection with the Offerings, the Company will cause its counsel to prepare a Blue Sky Memorandum related to the Offerings including Sandler O’Neill’s participation therein and shall furnish Sandler O’Neill a copy thereof addressed to Sandler O’Neill or upon which such counsel shall state Sandler O’Neill may rely.

CONFIDENTIALITY

Other than disclosure to other firms made part of any syndicate of selected dealers or as required by law or regulation or legal process, Sandler O’Neill agrees that it will treat as confidential all material, non-public information relating to the Company obtained in connection with its engagement hereunder (the “Confidential Information”), whether or not the Offerings are consummated; provided, however, that Sandler O’Neill may disclose such information to its agents and advisors who are assisting or advising Sandler O’Neill in performing its services hereunder and who have agreed to be bound by the terms and conditions of this paragraph.  As used in this paragraph, the term “Confidential Information” shall not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by Sandler O’Neill, (ii) was available to Sandler O’Neill on a non-confidential basis prior to its disclosure to Sandler O’Neill by the Company, or (iii) becomes available to Sandler O’Neill on a non-confidential basis from a person other than the Company who is not otherwise known to Sandler O’Neill to be bound not to disclose such information pursuant to a contractual, legal or fiduciary obligation.

INDEMNIFICATION

Since Sandler O’Neill will be acting on behalf of the MHC, the Bank and the Holding Company in connection with the Offerings, the MHC, the Holding Company and the Bank agree to indemnify and hold Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents and controlling persons within the meaning of Section 15 of the Securities Act of 1933 or Section 20 of the Securities Exchange Act of 1934 (Sandler O’Neill and each such person being an “Indemnified Party”) harmless from and against any and all losses, claims, damages and liabilities, joint or several, to which such Indemnified Party may become subject under applicable federal or state law, or otherwise, related to or arising out of the Offerings or the engagement of Sandler O’Neill pursuant to, or the performance by Sandler O’Neill of the services contemplated by, this letter, and will reimburse any Indemnified Party for all expenses (including reasonable legal fees and expenses) as they are incurred, including expenses incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party; provided, however, that the MHC, the Bank and the Holding Company will not be liable in any such case to the extent that any such loss, claim, damage, liability or expense (i) arises out of or is based upon any untrue statement of a material fact or the omission of a material fact required to be stated therein or necessary to make not misleading any statements contained in any final prospectus, or any amendment or supplement thereto, made in reliance on and in conformity with written information furnished to the Company by Sandler O’Neill expressly for use therein, or (ii) is primarily attributable to the gross negligence, willful misconduct or bad faith of Sandler O’Neill.  If the foregoing indemnification is unavailable for any reason, the MHC, the Bank and the Holding Company agree to contribute to such losses, claims, damages, liabilities and expenses in the proportion that its financial interest in the Offerings bears to that of Sandler O’Neill.

The Company agrees to notify Sandler O’Neill promptly of the assertion against it or any other person of any claim or the commencement of any action or proceeding relating to any transaction contemplated by this agreement.

DEFINITIVE AGREEMENT

Sandler O’Neill and the Company agree that (a) except as set forth in clause (b), the foregoing represents the general intention of the Company and Sandler O’Neill with respect to the services to be provided by Sandler O’Neill in connection with the Offerings, which will serve as a basis for Sandler O’Neill commencing activities, and (b) the only legal and binding obligations of the MHC, the Holding Company and the Bank and Sandler O’Neill with respect to the subject matter hereof shall be (1) the Company’s obligation to reimburse costs and expenses pursuant to the section captioned “Expenses,” (2) those set forth under the captions “Confidentiality” and “Indemnification,” and (3) as set forth in a duly negotiated and executed definitive Agency Agreement to be entered into prior to the commencement of the Offerings relating to the services of Sandler O’Neill in connection with the Offerings.  Such Agency Agreement shall be in form and content satisfactory to Sandler O’Neill and the Company and their respective counsel and shall contain standard indemnification provisions consistent herewith.

Sandler O’Neill’s execution of such Agency Agreement shall also be subject to (i) Sandler O’Neill’s satisfaction with its investigation of the Company’s business, financial condition and results of operations, (ii) preparation of offering materials that are satisfactory to Sandler O’Neill and its counsel, (iii) compliance with all relevant legal and regulatory requirements to the reasonable satisfaction of Sandler O’Neill’s counsel, (iv) agreement that the price established by the independent appraiser is reasonable, and (v) market conditions at the time of the proposed offering.  Sandler O’Neill or the Company may terminate this agreement if such Agency Agreement is not entered into prior to June 30, 2007.

Please confirm that the foregoing correctly sets forth our agreement by signing and returning to Sandler O’Neill the duplicate copy of this letter enclosed herewith.

Very truly yours,

Sandler O’Neill & Partners, L.P.
By:	Sandler O’Neill & Partners Corp.,
the sole general partner

By:	/s/ Thomas P. Duke
Thomas P. Duke
An Authorized Officer of the Corporation

Accepted and agreed to as of
the date first above written:

Greater Delaware Valley Holdings, A Mutual Company
Greater Delaware Valley Savings Bank

By:	/s/ Dennis D. Cirucci
Dennis D. Cirucci
President and Chief Executive Officer